UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on February 26, 2026, RedCloud Holdings plc (the “Company”) entered into securities purchase agreements (the “Note Purchase Agreements”) with certain institutional investors (the “Investors”), pursuant to which the Company issued and sold senior convertible notes in the aggregate principal amount of $4,347,826.08 (the “Notes”). The Notes are convertible into ordinary shares of the Company in accordance with their terms.

On June 15, 2026, in exchange for certain waivers, the Company entered into an amendment and waiver agreement (the “Waiver Agreement”) with the holders of the Notes. Pursuant to the Waiver Agreement, the parties agreed to amend certain terms of the Notes, including an adjustment of the aggregate principal amount to $4,987,489 and a reduction of the conversion price to $0.57 per ordinary share.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: June 16, 2026

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